Exhibit 99.1

ATRenew Announces Effectiveness of Name Change and New Website Domain

SHANGHAI, November 15, 2021 -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced that it has changed its name from “AiHuiShou International Co. Ltd.” to “ATRenew Inc.” effective November 15, 2021. The change of name was approved by the Company’s shareholders at the extraordinary general meeting held on November 15, 2021. The American depositary shares, every three representing two Class A ordinary shares, of the Company, par value US$0.001 per share, will begin trading under the new corporate name on November 15, 2021. The name change has no effect on the Company’s ticker symbol, which will remain “RERE”.

In addition, the Company is delighted to announce the launch of www.atrenew.com, its new official website and ir.atrenew.com, its new investor relations website. The change in domain is expected to strengthen the Company’s brand recognition across global markets while the upgraded portals continue to function as crucial sources of information.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. (“ATRenew”) (NYSE: RERE) operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew, which stands for “All Things Renew.” Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew’s open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China’s pre-owned consumer electronics industry.

Investor Relations Contact

In China:
ATRenew Inc.
Investor Relations
Email: ir@atrenew.com

In the United States:
ICR, LLC
Email: atrenew@icrinc.com
Tel: +1-212-537-0461

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